As filed with the Securities and Exchange Commission on October 26, 1998
                                               Securities Act File No. 333-15973
                                        Investment Company Act File No. 811-5870

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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                               ----------------

                                SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
                     (Pursuant to Section 13(e)(1) of the
                       Securities Exchange Act of 1934)
                                AMENDMENT NO. 1

                 MERRILL LYNCH SENIOR FLOATING RATE FUND, INC.
                               (Name of Issuer)
                 MERRILL LYNCH SENIOR FLOATING RATE FUND, INC.
                     (Name of Person(s) Filing Statement)
               Shares of Common Stock, Par Value $0.10 per share
                        (Title of Class of Securities)
                                  59019R 10 5
                     (CUSIP Number of Class of Securities)
                                 Arthur Zeikel
                 Merrill Lynch Senior Floating Rate Fund, Inc.
                            800 Scudders Mill Road
                         Plainsboro, New Jersey 08536
                                (609) 282-2800
          (Name, Address and Telephone Number of Person Authorized to
  Receive Notices and Communications on Behalf of Person(s) Filing Statement)
                                  Copies to:

Thomas R. Smith, Jr., Esq.                  Patrick D. Sweeney, Esq.
Brown & Wood LLP                            Merrill Lynch Asset Management, L.P.
One World Trade Center                      P.O. Box 9011
New York, New York  10048-0557              Princeton, New Jersey  08543-9011

                               September 22, 1998
                       (Date Tender Offer First Published
                       Sent or Given to Security Holders)


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     This  Amendment  No. 1 to the Issuer  Tender Offer  Statement on Schedule
13E-4 of Merrill Lynch Senior Floating Rate Fund, Inc. (the "Fund") relating to an offer to purchase (the "Offer") 25,000,000 of the Fund's shares of common stock, par value $0.10 per share (the "Shares") and originally filed with the Securities and Exchange Commission on September 22, 1998 constitutes the final amendment pursuant to Rule 13e-4(c)(3) under the Securities Exchange Act of 1934 (the "Exchange Act") and General Instruction D of Schedule 13E-4.

     The Offer terminated at 12:00 midnight, New York time, on October 20, 1998 (the "Expiration Date"). Pursuant to the Offer, 20,622,900.344 Shares were tendered, all of which were accepted by the Fund for repurchase at a net asset value of $9.84 per share, as determined as of the close of the New York Stock Exchange on the Expiration Date, for an aggregate purchase price of $202,929,339.39.

SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                  MERRILL LYNCH SENIOR FLOATING RATE FUND, INC.




October 26, 1998           By   /s/ Terry K. Glenn
                               ----------------------------------------------
                                   (Terry K. Glenn, Executive Vice President)